October 13, 2005
Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: File No. 1-9861
Dear Mr. Nolan:
This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated September 28, 2005. Our responses are numbered to correspond with the numbered items in your letter. Page references noted herein are to M&T’s Form 10-K for the year ended December 31, 2004, unless noted otherwise.
1.	The decrease in nonperforming loans from December 31, 2003 to December 31, 2004 was partially attributable to the sale of two large commercial loans during 2004. The financial statement carrying values of those loans that had been included in nonperforming loans aggregated $43 million at December 31, 2003 and $36 million at the respective dates of sale in 2004. The loans were sold for cash proceeds to unaffiliated entities. One loan was originally placed in non-accrual status in 2001 and the second loan was placed in non-accrual status in 2002. While in non-accrual status, one of the two loans had been written-down to estimated net realizable value through recognition of partial loan charge-offs while for the other no charge-offs were deemed necessary. As a result, there were no gains or losses recognized when the loans were sold. Although the sales agreements contain certain indemnity provisions, there are no credit-related recourse provisions. Management concluded that the recognition of a recourse obligation in connection with these provisions was not warranted. In future filings, we will clarify our disclosures to include such facts to the extent material.
2.	Please be advised that prior to receiving your letter dated September 28, 2005 and in the course of preparing and reviewing our financial statements for the third quarter of 2005, M&T determined that it should recognize an other-than-temporary impairment charge related to its investments in approximately $133 million of certain variable-rate preferred securities of FNMA and FHLMC. M&T announced in its earnings release yesterday that it did in fact recognize this charge. Although the securities are still rated as investment grade, M&T recognized the impairment charge at this time in light of FNMA’s announcement on August 9, 2005 of a further delay until late 2006 in its ability to provide

October 13, 2005

restated financial information about its results of operations and a further decline in the market value of certain of FHLMC’s preferred stock issuances despite its release of operating results for the first half of 2005 on August 31, 2005. These changing circumstances during the third quarter of 2005 made it more difficult for M&T to reasonably anticipate a significant recovery of the market values of the FNMA and FHLMC securities in the foreseeable future. Prior to this announcement, M&T had disclosed on pages 36 and 37 of its June 30, 2005 Form 10-Q its intentions to “closely monitor legislative, reporting, financial and regulatory developments affecting these government-sponsored entities and to evaluate the market’s reaction to those future developments to assess if the declines in value of these investment securities below the Company’s cost basis become other than temporary.”

The analysis which supports our conclusion that an other-than-temporary impairment did not exist at June 30, 2005 and December 31, 2004 is summarized below.

Background

Attached as Exhibit 1 is a summary of the FNMA and FHLMC preferred securities as of June 30, 2005, December 31, 2004 and December 31, 2003. The impaired preferred securities are all variable-rate perpetual securities. Dividends on such securities are subject to the Dividends Received Deduction, making them a tax-advantaged investment. As interest rates increase, the relative tax advantage attributable to the Dividends Received Deduction increases. As a result, when rates rise the basis point increase in the taxable-equivalent yield is greater than the basis point increase in the coupon rate.

As stated in the Form 10-K, the impairment of the preferred securities was largely attributable to temporary widening of rate of return spreads associated with the securities that resulted from the interest rate environment and financial reporting and accounting issues disclosed by those government-sponsored entities (“GSEs”).

Financial Reporting, Accounting and Corporate Governance Issues

Partially contributing to the widening of rate of return spreads were the widely publicized controversies surrounding the GSEs concerning financial reporting restatements and lack of appropriate controls over financial reporting. Congress has been debating a GSE reform bill in light of these issues. The GSEs had also been attempting to bolster capital reserves as required by their regulator, the Office of Federal Housing Enterprise Oversight (“OFHEO”), as a result of these deficiencies. Although still investment grade, some rating agencies and investment analysts have either lowered their rating on the preferred securities of the GSEs or placed such securities under negative watch.

Although the passage of a GSE reform bill by Congress at some point in the future may change this, the stated fundamental business models of both entities currently remain: to provide stability and on-going assistance to the secondary market for residential mortgages and to promote access to mortgage credit and home ownership in the United States. As such, both FNMA’s and FHLMC’s primary business continues to be to purchase mortgage loans

October 13, 2005

and mortgage-related securities and to provide guarantees on mortgage-backed securities sold in the secondary market.

Low Interest Rate Environment

The lower interest rate environment of the past few years has also helped to place these floating rate investments temporarily out of favor. As interest rates rise, the coupons on these securities will reset, which will make these investments more attractive to market participants. As previously stated, an increase in interest rates will have a greater than linear effect on taxable-equivalent yield because the securities are tax-advantaged.

FNMA Preferred Stock Issuance

In late December 2004, FNMA marketed new preferred securities. In order to achieve increased capital levels for the fourth quarter of 2004, FNMA needed to ensure a quick sale in the market place. FNMA issued the securities with different structures and a higher yield than the older issuance currently held by M&T. This further contributed to the decline in value of the older securities.

Liquidity

Actual trades of GSE preferred securities similar to those held by M&T have been limited. There appears to be a relatively wide bid-ask spread indicating that there is a limited supply of securities being made available for sale by holders. We believe that this lack of liquidity, accompanied by concern over the GSE accounting/reporting issues and an accounting-driven fear in potential investors of purchasing securities that may be considered impaired, has further contributed to a lowering of the perceived market value of these securities. Nevertheless, in determining values to be assigned to these investment securities, we have consistently relied upon quoted market prices made available to us by pricing services and investment bankers.

Accounting Considerations

Statement of Financial Accounting Standards (“SFAS”) No. 115 paragraph 16 requires an enterprise to determine if a decline in fair value of an available for sale security below its amortized cost is other-than-temporary. Our accounting conclusion that the FNMA and FHLMC preferred securities were not other-than-temporarily impaired as of June 30, 2005 and December 31, 2004 considered many points. Neither FNMA nor FHLMC had issued updated financial statements as of those dates, so each continued in an information “black-out” period, which further contributed to the low market pricing of the securities. Information available to us at those times indicated that both companies were on their way towards correcting corporate governance and reporting issues (although FNMA was widely thought to be behind FHLMC in fully correcting these problems) and increasing their capital levels as required by their regulator, OFHEO.

October 13, 2005

Contributing to the low prices of the securities held by M&T was the issuance of higher yielding FNMA preferred stock in late December 2004. We understand that the terms of this issuance were intended to ensure that the securities cleared the market quickly as FNMA attempted to bolster its capital before year-end. Additionally, the low interest rate environment was contributing to the low prices because of the lower taxable-equivalent yields. The sector return spreads on these securities were quite wide as there was little liquidity in this market. Interestingly, senior GSE debt spreads were quite narrow and in early 2005 there was thought to be a potentially significant upside to both FNMA and FHLMC common stock valuations. With preferred stock being a hybrid between common equity and debt, we believed that over time the preferred stock pricing would significantly recover.

In accordance with Staff Accounting Bulletin (“SAB”) Topic 5:M, management also considered the length of time that the securities had been impaired and the extent of the impairment (see Exhibit 1). Despite the significance of the impairments (i.e. FHLMC preferred securities impairments ranged from 8% to 16% at December 31, 2003, 10% to 22% at December 31, 2004, and 16% to 26% at June 30, 2005, whereas the FNMA preferred security was impaired 16% at December 31, 2003, and 28% at both December 31, 2004 and June 30, 2005) and the fact that certain of the preferred securities had been impaired since as early as March 2001, management believed that because they were hybrid-type securities with significant debt characteristics (e.g. adjustable coupons indexed to market interest rates) and the fact that they were perpetual securities (i.e. an equity characteristic), that a longer time horizon was necessary to ultimately conclude that the securities were other-than-temporarily impaired. FNMA’s and FHLMC’s status as GSEs with significant holdings of financial instruments and as providers of substantial credit support to mortgage-related investment securities would indicate that a true impairment of these securities for anything other than interest rates, such as a default or failure of either of these entities, would likely have widespread implications to the United States economy. With the “blackout” of reported financial information, it was, of course, difficult to assess whether either agency was having actual financial difficulties, but because of their GSE status there was no perceived “going concern” issue. Further with both GSEs aggressively addressing regulatory concerns and bolstering their capital positions, management believed that the financial conditions and near-term prospects of the GSEs were strong enough to support our assertion that the impairment of the securities was not other-than-temporary. Additionally, at the times of our evaluations interest rates were generally projected to rise in both the near and long-term, which we would expect to contribute to recovery in the value of these securities.

Lastly, at the time of filing Form 10-Q for the quarterly period ended June 30, 2005 and Form 10-K for the year ended December 31, 2004 management, consistent with SAB Topic 5:M, had asserted M&T’s ability and intent to hold such securities until there was a recovery of fair value. As indicated above, because of the perpetual (i.e. long-term) nature of the securities, management believed that a longer time horizon was necessary to ultimately conclude that the securities were other-than-temporarily impaired.

October 13, 2005

Unfortunately, with no significant recovery in the fair value of the FHLMC preferred securities since the August 31, 2005 release of first half 2005 financial information, it became apparent that management’s expectations of a recovery may not occur and, therefore, M&T recognized an other-than-temporary impairment of such securities in the third quarter of 2005. Likewise, following the August 9, 2005 announcement of further delays in FNMA’s financial reporting, management evaluated M&T’s investment and determined that it could no longer anticipate a significant near-term recovery in fair value; therefore, M&T has also recognized an other-than-temporary impairment of the FNMA preferred securities in the third quarter of 2005.

In conclusion, we believe that M&T has appropriately disclosed management’s ongoing monitoring and assessment of the impairment of the FNMA and FHLMC preferred securities in each of the filings mentioned in your letter. With yesterday’s announcement of M&T’s determination that the GSE preferred securities in question are other-than-temporarily impaired at September 30, 2005, we will enhance our disclosures of these matters in future filings.

3.	As described on page 94 of M&T’s Form 10-K, M&T sells commercial mortgage loans under the FNMA DUS program and retains certain recourse obligations in accordance with the terms of that program. Credit recourse is provided on a loan-by-loan basis for the contractual term of each loan, which is generally ten years but could be shorter or longer. Original loan terms ranged from 5 to 30 years, with a weighted-average of 11 years. As of December 31, 2004, the remaining terms of the loans ranged from several months to 30 years, with a weighted-average remaining term of 8 years. The amount of recourse to M&T is generally limited to one-third of any loss incurred by the purchaser on an individual loan, although in some cases the recourse amount is less than one-third of outstanding principal. Accordingly, at December 31, 2004, approximately $926 million of commercial mortgage loan balances serviced for others had been sold with recourse. M&T determines its liability for recourse obligations in accordance with SFAS No. 140 and SFAS No. 5. In estimating its liability with respect to recourse obligations at December 31, 2004, M&T assigned credit grades to each commercial mortgage loan sold with recourse. Factors considered in assigning loan grades included debt service coverage and other relevant credit information. Loan grades were then assigned loss component factors that reflected M&T’s loss estimate for each group of loans sold with recourse retained. The loss component factors were applied based on the percentage of recourse for those loans. At December 31, 2004, M&T’s estimated recourse obligation for loans sold with recourse under the FNMA DUS program was approximately $6 million and was recorded in other liabilities in M&T’s consolidated balance sheet. Management believes that such amount is not material to the consolidated financial position or the operating results of M&T. We disclosed on page 94 that no material losses have been incurred as a result of the recourse arrangements. In fact, actual losses (in the form of charge-offs or uncollected balances) have been de minimus. In future filings, we will enhance our disclosures to include such facts to the extent they become material.

October 13, 2005

4.	As disclosed in note 1 on page 85 of M&T’s Form 10-K, a loan is considered impaired when, based on current information and events, it is probable that M&T will be unable to collect all amounts according to the contractual terms of the loan agreement or the loan is delinquent 90 days. Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of collateral if the loan is collateral dependent.

When M&T assesses impaired loans and the collectibility thereof, there are loans where a valuation allowance for impairment is required and there are also loans where a valuation allowance for impairment is not deemed necessary. This determination takes into consideration the factors cited in note 1 and outlined above, including the value of any collateral or guarantees associated with the loans. Based on the analysis of those factors, M&T concluded that there was no valuation allowance needed for the $35.2 million and $53.7 million of loans referred to in note 4 on page 94.

We will clarify this information in future filings.

5.	Included within the estimated residual value of leased assets at December 31, 2004 in the table on page 95 of M&T’s Form 10-K are $24 million in residual value associated with direct financing leases that are guaranteed by the lessees. M&T is indemnified from loss by Allied Irish Banks, p.l.c. on a significant portion of leveraged leases obtained in the acquisition of Allfirst Financial Inc. Amounts as of December 31, 2004 in the leveraged lease section of the table on page 95 subject to such indemnification include lease payments receivable of $21 million, estimated residual value of leased assets of $56 million, and unearned income of $13 million. For consumer automobile leases, at December 31, 2004 approximately $130 million of estimated residual value is insured by third parties for declines in published industry-standard residual values.

Residual value estimates for commercial leases are generally determined through internal or external appraisals or reviews of the leased property. M&T reviews commercial lease residual values at least annually and recognizes residual value impairments deemed to be other than temporary.

M&T ceased origination of automobile leases in April 2003. Prior to that time initial estimates of residual value for automobile leases were recorded based on published industry standards and historical residual value losses incurred relative to the published industry standards. Automobile leases are considered small homogenous leases and as such impairments to residual value are determined based on projected residual value losses relative to the initially recorded residual values.

We will enhance our disclosures in future filings, as appropriate.

October 13, 2005

6.	The commercial mortgage loans that relate to the capitalized servicing rights that you refer to are not a homogenous population of loans. As such, the individual loans in that population do not demonstrate predictable prepayment patterns similar to pools of homogenous residential mortgage loans. To help minimize prepayments, each of the serviced commercial mortgage loan agreements provide for yield-maintenance prepayment penalties that are payable to the lender/servicer upon repayment of the loan by the customer. The prepayment penalty is calculated based on the outstanding principal of the loan, the remaining term to maturity, and the difference between the loan coupon and a benchmark interest rate (e.g. the interest rate on a U.S. Treasury Note of comparable maturity). The present value of that calculated amount (calculated by using the benchmark interest rate as the discount rate) is the amount of prepayment penalty owed by the customer. Our experience indicates that portfolios consisting of these type of loans tend to have some prepayments during periods when the benchmark interest rate is lower than it was at the date the loan was originated. Because the capitalized servicing asset was initially recorded based on the relative fair value of the servicing rights that was estimated based on the present value of expected cash flows associated with the servicing rights, net of estimated servicing costs, using a much higher discount rate of 18% (and subsequently amortized in proportion to the receipt of those cash flows), the contractual prepayment penalty owed to the servicer on prepaid loans in our serviced portfolio exceeds the amortized carrying value of the capitalized servicing right. In other words, during periods of potential prepayment, the spread between the loan coupon and the benchmark interest rate is wider than at the time of loan origination and the discount rate used to calculate the prepayment penalty is substantially less than the 18% discount rate used to determine the amount of servicing right initially capitalized. Given those circumstances, the contractual prepayment penalty owed by the customer will exceed the amortized carrying value of the capitalized servicing right.

With regard to assumptions about prepayment speeds for residential loans referred to in the second bullet of comment No. 6, in note 1 on page 86 we disclosed that servicing rights associated with various loan types were stratified based on the predominant risk characteristics of the underlying financial instruments that are expected to have the most impact on projected prepayments. In note 7 on page 98 we disclosed that we used prepayment assumptions that varied among loan types and in the tabular data on page 98 we disclosed that the weighted-average prepayment speed assumed for residential mortgage loans was a prepayment rate of 19.63%. We varied that assumption by 10% and 20% and reported the results in the tabular data on page 98.

Although we believe that we have disclosed our assumptions regarding prepayment speeds for residential loans, we will attempt to further clarify this information in future filings.

7.	M&T Auto Receivables I, LLC (“M&T Auto Receivables”) is a consolidated special purpose subsidiary formed to facilitate a $500 million revolving asset-backed borrowing. That transaction has been included in M&T’s consolidated financial statements as a borrowing arrangement and not as a sales transaction. As a consolidated subsidiary, the assets (i.e. automobile loans) and liabilities (i.e. the revolving asset-backed borrowing) of M&T Auto Receivables are included in the consolidated financial statements of M&T. Because 80% of

October 13, 2005

the borrowing can be put back upon demand, we have classified the borrowing as a demand loan and included it in other short-term borrowings as disclosed on page 101. The automobile loans owned by M&T Auto Receivables that are included in the consolidated financial statements of M&T and pledged as collateral for the $500 million short-term borrowing are disclosed in note 4 on page 95. We do not believe that the pledging of these assets nor the terms of the short-term borrowing result in any material incremental exposure to loss on the part of M&T and its consolidated subsidiaries. Given that the automobile loans and short-term borrowings of M&T Auto Receivables are included in the consolidated financial statements of M&T and that this transaction has appropriately been accounted for as a borrowing and not as a sale, it is not appropriate to provide for the type of recourse obligation described in paragraph 11c of SFAS No. 140 that might be associated with transactions that have been accounted for as sales. Accordingly, we respectfully submit that our disclosures are appropriate given that this transaction has been accounted for as a collateralized borrowing and not as a sale.

8.	Our analysis of the letter of credit transactions that you referred to in your letter is summarized below.

Background
Although M&T does facilitate customer borrowing arrangements by providing credit support in the form of letters of credit, none of those borrowings are issued through special purpose trusts as was noted on page 120. Rather, the variable rate demand bonds (“VRDBs” or “bonds”) are issued either by a governmental or quasi-governmental entity (such as a state or county economic development authority) or a private entity. In the former case, the governmental or quasi-governmental issuer loans the bond proceeds to an “end user” (e.g. a hospital or a school); in the latter case, the private entity issuer receives the bond proceeds directly and is the “end user.” This mischaracterization, which had no effect on the accounting treatment reflected in our financial statements, will be corrected in future filings. The VRDBs are issued pursuant to an indenture (or similar instrument) between the bond issuer and a corporate fiduciary (which may be M&T acting through its corporate trust department). The corporate fiduciary disburses the bond proceeds to the end user, maintains debt service, debt service reserve, sinking fund and other accounts specified by the indenture, receives payments from the end user, makes principal and interest payments to bondholders, and protects the interests of the bondholders per the terms of the indenture.

Typically, the interest rate on the VRDBs resets weekly, and investors have the right to put the bonds back to the issuer at weekly intervals. The remarketing agent’s job is to set the new interest rate at a level that will result in all of the outstanding VRDBs being sold (either to new investors or retained by existing investors) at par. Our disclosure on page 60 stated that holders of the VRDBs have the right to sell the bonds to the remarketing agent; in fact, however, there is no legal right for the holders to sell the bonds to the remarketing agent nor is there a legal obligation for the remarketing agent to purchase the bonds, and this discrepancy will be corrected in future filings. Should M&T be unsuccessful in remarketing

October 13, 2005

the bonds, it may, at its discretion, purchase and hold the bonds for its own account until remarketing efforts are successful. However, M&T has no obligation to purchase the bonds. If the bonds cannot be remarketed, the corporate fiduciary would draw on M&T’s letter of credit and a loan would be created between M&T and the end user in the amount in which the letter of credit was drawn. The end user and M&T, in its capacity as letter of credit provider, enter into a reimbursement agreement that obligates the end user to reimburse M&T for any draw on the letter of credit to repay the VRDBs.

Accordingly, there are no variable interest entities associated with these transactions that need to be further evaluated in accordance with FIN 46 R.

M&T’s Exposure to Loss

M&T’s exposure to loss in these transactions is limited to the credit support provided to the bondholders. The end user’s obligation to reimburse M&T for a draw on the letter of credit is typically secured by the underlying property that the bond issuance is financing and/or by a lien on future revenues/receipts of the end user. Therefore, in the event that the end user failed to reimburse M&T for a draw on the letter of credit, M&T would pursue its remedies against such collateral, and directly against the end user to the extent of any collateral shortfall.

In certain instances, for highly regarded end users, M&T’s letter of credit is unsecured. However, in these instances M&T typically receives a negative pledge on assets. The negative pledge prohibits the end user from pledging the assets to other parties, limiting their ability to move ahead of M&T in the order of priority claims. Accordingly, if the end user were to default, M&T would be the largest, or only, unsecured creditor. In addition, as noted above, the end user pays M&T a letter of credit fee. The combination of the letter of credit fee paid to M&T and M&T’s recourse to the end user significantly reduces M&T’s exposure to loss.

Accordingly, although M&T’s maximum exposure to loss, as disclosed on page 120 of our Form 10-K for the year ended December 31, 2004 is equal to the total face value of the bonds, M&T’s expected losses related to these transactions are significantly less. In fact, to date M&T has never incurred a credit loss related to a VRDB. In addition, as discussed above, M&T’s exposure is in the form of a contingent liability.

In summary, M&T’s involvement in the end user’s borrowing arrangement is that of providing a letter of credit supporting loans from the bondholders and borrowings by the end users. Our accounting treatment is consistent with this level of involvement.

October 13, 2005

9.	As noted in response No. 3, as of December 31, 2004 M&T had recorded a recourse liability of approximately $6 million related to the FNMA DUS program. Our methodology for evaluating that obligation is also included in that response. We do not consider the amount of the recorded liability to be quantitatively or qualitatively material to M&T’s consolidated financial position or operating results. Should the amount of the recourse liability increase to a material level in the future, we will expand our disclosures, as applicable.
As requested in your letter, M&T acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
M&T believes that the information included herein is responsive to your comments and that no revisions to our previously filed reports are necessary. If we can be of assistance in facilitating your review, please do not hesitate to contact me at (716) 842-5844.

Very truly yours,
/s/ René F. Jones

René F. Jones Senior Vice President and Chief Financial Officer

Exhibit 1
M&T Bank Corporation
Summary of Freddie & Fannie Perpetual Preferred Stock

										Unrealized
			Cost/		12/31/03		12/31/04		6/30/05	Loss
	Date	Par	(3) Book	12/31/03	Unrealized	12/31/04	Unrealized	6/30/05	Unrealized	Position
Name	Purchased	Value	Value	(1) Fair Value	Loss	(1) Fair Value	Loss	(1) Fair Value	Loss	Since
FH “B” (3MLib+1%)/1.377	Apr-96	10,000,000	10,000,000	8,700,000	(1,300,000)	9,000,000	(1,000,000)	8,125,000	(1,875,000)	Mar-01
FH “G”(3MLib+1%)/1.377	Sep-98	5,000,000	5,000,000	4,510,000	(490,000)	4,277,500	(722,500)	4,062,500	(937,500)	Mar-01
FH “G”(3MLib+1%)/1.377	Sep-98	25,000,000	25,000,000	22,550,000	(2,450,000)	21,387,500	(3,612,500)	20,312,500	(4,687,500)	Mar-01
FH “G”(3MLib+1%)/1.377	Sep-98	2,900,000	2,856,500	2,615,800	(240,700)	2,480,950	(375,550)	2,356,250	(500,250)	Mar-01
FH “L” (5Y CMT)	Nov-99	20,000,000	20,000,000	Note (2)	Note (2)	16,420,000	(3,580,000)	14,720,000	(5,280,000)	Mar-04
FH “M” (2Y CMT+10bp)	Jan-01	20,000,000	20,000,000	17,040,000	(2,960,000)	15,550,000	(4,450,000)	16,800,000	(3,200,000)	Mar-02
FH “Q” (2Y CMT+20bp)	May-01	30,000,000	30,000,000	25,260,000	(4,740,000)	24,270,000	(5,730,000)	24,600,000	(5,400,000)	Dec-01

FH Subtotal		112,900,000	112,856,500	80,675,800	(12,180,700)	93,385,950	(19,470,550)	90,976,250	(21,880,250)

FN “G” (2Y CMT-18bp)	Aug-00	20,000,000	20,000,000	16,800,000	(3,200,000)	14,400,000	(5,600,000)	14,400,000	(5,600,000)	Dec-01

Total		132,900,000	132,856,500	97,475,800	(15,380,700)	107,785,950	(25,070,550)	105,376,250	(27,480,250)

Note (1)	Prices obtained from an independent pricing service.

Note (2)	At 12/31/03 Security’s Fair Value was greater than Book Value.

Note (3)	Prior to any SFAS No. 115 Fair Value adjustments.